UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-49385

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2025 (MM/DD/YY) AND ENDING December 31, 2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IBS Holding Corporation dba I-Bankers Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1200 N Federal Hwy, Suite 215
(No. and Street)

Boca Raton	Florida	33432
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alan Levin	561-220-8858	alan@ibsgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Driven, PSC
(Name – if individual, state last, first, and middle name)

B7 Tabonuco Street. Ste 302	Guaynabo	PR	00968
(Address)	(City)	(State)	(Zip Code)

09/23/2021	6817
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Levin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IBS Holding Corporation dba I-Bankers Securities, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROBERT S. NATISS
Notary Public - State of Florida
Commission # HH 469047
My Comm. Expires Nov 30, 2027
Bonded through National Notary Assn.

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public 4-15-2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.

Consolidated Financial Statements
With Supplemental Information
and
Report of Independent Registered Public Accounting Firm
December 31, 2025

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
IBS Holding Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of IBS Holding Corporation (the "Company") and subsidiary as of December 31, 2025, the related consolidated statements of income, changes to stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

To the Board of Directors and Stockholders of
IBS Holding Corporation
Page 2

Auditors' Report on Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934, and Reconciliation of Form X-17A-5 Part II Filing to Consolidated Statement of Financial Condition, Schedule II – Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Driven, P.S.C.

Driven, P.S.C.

License No. 329 Expires December 1, 2027

Guaynabo, Puerto Rico

April 15, 2026

 

DPSC329-1849
IBS HOLDING CORPORATION

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025

ASSETS	2025
Cash and cash equivalents	$ 2,527,660
Restricted deposit with clearing organization	150,000
Accounts receivable, net of allowance for credit losses of $300,000	1,319,051
Due from clearing firm	402,977
Due from related party	3,929,590
Financial instruments owned, at fair value	17,200,757
Other receivables	151,800
Investments in related entity – equity method	255,080
Property and equipment, net	2,238,228
Operating lease right-of-use assets	159,005
Prepaid expenses and other assets	331,178
Total Assets	**$28,665,326**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 942,296
Payable to clearing firm	207,494
Securities sold, not yet purchased, at fair value	41,605
Due to related party	2,347,846
Operating lease liabilities	165,693
Deferred tax liability	96,186
Income taxes payable	342,485
Total Liabilities	**4,143,605**

STOCKHOLDERS' EQUITY:

Common stock, $0.01 par value, 100,000 authorized shares	
53,000 shares outstanding	530
Additional paid in capital	933,206
Less 32,000 shares of common stock in treasury, at cost	(320,000)
Retained Earnings	23,907,985
Total Stockholders' Equity	**24,521,721**
Total Liabilities and Stockholders' Equity	**$ 28,665,326**

The accompanying notes are an integral part of these consolidated financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
CONSOLIDATED STATEMENT OF INCOME
Year Ended December 31, 2025

	2025
REVENUES:	
Commissions	$ 2,796,176
Underwriting	985,550
Consulting	5,430,305
Gain from proprietary trading, net	8,174,055
Transfer pricing revenue	32,123
Interest income	333,647
Total Revenues	17,751,856
GENERAL AND ADMINISTRATIVE EXPENSES:	
Commissions, compensation, and benefits	5,562,399
Clearing costs	243,374
Technology and communications	304,405
Consulting fees	6,339,307
Depreciation and amortization	317,986
Occupancy	169,168
Professional fees	201,907
Regulatory expenses	116,157
Provision for credit losses	488,572
Interest expense	36,004
Other operating expenses	744,148
Total Expenses	14,523,427
INCOME BEFORE INCOME TAXES	3,228,429
PROVISION FOR INCOME TAXES:	
Current	354,966
Deferred	96,186
Total Provision for income taxes	451,152
NET INCOME	$ 2,777,277

The accompanying notes are an integral part of these consolidated financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2025

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings	Total
Balance at January 1, 2025	$ 530	$ 933,206	$ (320,000)	$ 25,999,514	$ 26,613,250
Net Income	-	-	-	2,777,277	2,777,277
Dividends					
Cash	-	-	-	(4,250,547)	(4,250,547)
Paid In Kind	-	-	-	(618,259)	(618,259)
Balance at December 31, 2025	$ 530	$ 933,206	$ (320,000)	$ 23,907,985	$ 24,521,721

The accompanying notes are an integral part of these consolidated financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended December 31, 2025

	2025
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 2,777,277
Adjustments to reconcile Net Income to Net Cash provided by operating activities	
Securities received in lieu of cash	(1,487,500)
Depreciation and amortization	317,986
Provision for credit losses	488,572
Non-cash lease expense	(83,510)
Deferred taxes	96,186
Changes in assets and liabilities:	
Accounts receivable	(37,872)
Due from clearing firm	378,626
Due from related party	2,229,306
Prepaid expenses and other assets	(1,769)
Financial instruments owned, at fair value	(1,756,213)
Securities sold, not yet purchased, at fair value	41,605
Accounts payable and accrued expenses	214,918
Payable to clearing firm	(226,333)
Due to related party	2,347,846
Operating lease liability	85,811
Other receivables	92,824
Income tax payable	342,485
Net cash provided by operating activities	5,820,245
CASH FLOWS FROM INVESTING ACTIVITIES -	
Capital contributed to equity method investment	(60,000)
Net cash used in investing activities	(60,000)
CASH FLOWS FROM FINANCING ACTIVITIES -	
Dividend distribution	(4,250,547)
Net cash used in financing activities	(4,250,547)
Net cash increase for the year	1,509,698
Cash and restricted cash at beginning of year	1,167,962
Cash and restricted cash at end of year	$ 2,677,660
Cash and restricted cash consists of:	
Cash and cash equivalents	$ 2,527,660
Restricted deposit with clearing organization	$ 150,000
Total cash and restrcited cash at end of year	$ 2,677,660
Supplemental cash flow disclosure:	
Cash paid for income tax	$ (250)
Cash paid for interest expense	$ (36,003)
Non-cash financing activities:	
In-kind dividend distribution of securities	$ (618,259)
Lease assets obtained in exchange for lease obligations	$ (91,657)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A - BUSINESS AND ORGANIZATION

Incorporation and Professional Affiliations

IBS Holding Corporation (the "Company") was incorporated in Texas in July 1996. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), does business under the name I-Bankers Securities, Inc., is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") and the securities commissions of appropriate states. The consolidated financial statements include the accounts of Island Capital II LLC, a wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Business

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule except those other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 limited to (1) proprietary trading; and (2) receiving transaction-based compensation for identifying potential merger and acquisition and financing opportunities for clients, placement fees, underwriting, and advisory services. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The principal business activities of the Company include underwriting primary offerings of equity securities; investment banking consulting/advisory services; sales of securities to institutional and individual investors; and trading of securities for its own account.

The Company also is the sole owner of Island Capital LLC, an entity which owns a vessel for charter and personal use. The assets and operating costs of this entity are eliminated from the statement of financial condition and from the computation of Net Capital in accordance with SEC Rule 15c3-1.

Use of estimates

The preparation of the Company's consolidated financial statements is in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company bases its estimates and assumptions on historical experience and market information (when available) and on various other factors that it believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of its estimates. Actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Segment Reporting

The Company operates in two reportable segments in accordance with ASC 280, *Segment Reporting*. Operating segments are determined based on information regularly reviewed by the Company's Chief Operating Decision Maker ("CODM"), identified as the Chief Executive Officer, for purposes of resource allocation and performance assessment, consistent with ASC 280-10-50-1 through 50-11.

The Company's reportable segments are: (i) its broker-dealer operations, which comprise its principal line of business and generate all revenues through securities brokerage and related activities, and (ii) a separate segment that holds a long-lived asset and does not generate revenues. These segments are organized based on differences in business activities and economic characteristics, and discrete financial information is prepared and reviewed by the CODM.

The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. When excluding unrealized, realized and interest income, the Company derived 56% of its total revenues from three corporate Business Combination clients resulting from the underwriting of two Special Purpose Acquisition Corporations several years ago. Please refer to the Statement of Income for the segment's revenue and expenses for the year ended December 31, 2025.

The CODM evaluates segment performance based on income (loss) from operations before income taxes, which is consistent with the measurement basis used in the Company's consolidated financial statements. The internal reporting package provided to the CODM, which is consistent with U.S. GAAP, includes detailed revenue and expense information for the broker-dealer segment and expense and asset information for the second segment. This information is used to assess performance, monitor expenses, and support capital allocation decisions. Liabilities are not allocated to segments and are not reviewed by the CODM.

For the year ended December 31, 2025, the broker-dealer segment generated substantially all of the Company's consolidated revenues and operating results. The second segment did not generate any revenues, interest income nor incur any interest expense. It did incur operating expenses of approximately $528,787 and $316,827 in depreciation and amortization expense. As of December 31, 2025, the second segment held a long-lived asset with a carrying value of approximately $2,238,030, net of accumulated depreciation. Segment assets are reviewed by the CODM for purposes of evaluating capital deployment, consistent with ASC 280-10-50-22. The broker-dealer segment represents substantially all consolidated assets, while the second segment consists solely of the long-lived asset described above.

In accordance with ASC 280-10-50-30, the Company's segment information is prepared on the same basis as its consolidated financial statements, and amounts reported for segment revenues, expenses, and assets reconcile to the corresponding consolidated totals. The broker-dealer segment represents substantially all consolidated revenues, while consolidated expenses include those of both segments. Intercompany amounts, if any, are eliminated in consolidation.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment Reporting (Continued)
Three corporate clients each accounted for 10% or more of revenues for the year ended December 31, 2025. Substantially all revenues and long-lived assets are located in the United States.

This disclosure reflects the Company's internal management reporting structure and is intended to align with the requirements of ASC 280 and the presentation expectations for audited financial statements filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Cash and Cash Equivalents:
The Company has defined cash and cash equivalents as cash held at financial institutions and highly liquid investments with maturities of less than three months when acquired that are not held for sale in the ordinary course of business. The Company occasionally holds cash in financial institutions in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits. Cash held at the clearing firm are covered under SIPC and supplemental account protection up to $100 million. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such institutions. The amount above insured limits in all accounts totaled approximately $202,149 at December 31, 2025.

Financial Instruments Owned, at Fair Value:
Proprietary securities transactions related to financial instruments owned, at fair value, and securities sold, not yet purchased, at fair value if any, are recorded on the trade-date as if they had settled and carried at fair market value in accordance with FASB ASC 820, Fair Value Measurement. Realized and unrealized gains and losses from financial instruments owned are reflected in gain from proprietary trading in the statement of income. During 2025, the Company made non-cash Distributions totaling $618,259.

Property and Equipment, net:
Property and equipment are recorded at cost net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets. The cost of maintenance and repairs, which do not improve or extend the life of the respective assets are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of operations. Property and equipment are periodically evaluated for impairment and no impairment was deemed necessary during the year ended December 31, 2025.

Accounts Receivable, Net of Allowance for Credit Losses:
The Company monitors the credit quality of its receivables on an ongoing basis to evaluate collectability and estimate expected credit losses in accordance with FASB ASC 326. Receivables primarily arise from the Company's broker-dealer operations and are often associated with long-standing client relationships. In certain instances, collection is dependent upon complex and extended events, including the completion of financing transactions, business combinations (including SPAC-related transactions), and the registration and liquidity of underlying securities, as well as other contingent factors.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable, Net of Allowance for Credit Losses (Continued)

Credit quality is assessed using qualitative and quantitative indicators, including aging of receivables, historical collection experience, counterparty type, and specific knowledge of client circumstances and transaction status. Although receivables are generally considered to be of high credit quality due to the nature of counterparties and established relationships, management monitors exposures where collectability is dependent on future events or market conditions.

The amortized cost basis of receivables represents amounts expected to be collected and is reduced by an allowance for credit losses reflecting management's estimate of lifetime expected credit losses. The allowance is developed using historical loss experience, adjusted for current conditions and reasonable and supportable forecasts, together with individual reserves for receivables where collection risk has increased due to transaction-specific factors. As of December 31, 2025, and 2024, the accounts receivable balances amounted to $1,319,051 and $1,769,755, respectively.

For the year ended December 31, 2025, the Company recorded an allowance for credit losses of approximately $300,000. While overall historical credit losses have not been material, this reserve reflects management's assessment of certain receivables subject to heightened uncertainty related to timing and execution of underlying transactions.

Changes in the allowance are driven by updates to receivable aging, transaction-specific developments, and revisions to assumptions regarding the timing and probability of collection. Management believes the allowance for credit losses is adequate based on information currently available; however, actual results may differ as underlying events and market conditions evolve.

During the year ended December 31, 2025, the allowance for credit losses increase was mainly driven by a provision of $488,572, partially offset by a permanent impairment and write-off of $188,572, resulting in a balance of $300,000 at period end. These adjustments were primarily due to the identification and evaluation of specific receivables with elevated collection risk.

Balance at January 1, 2025	$ -
Provision for credit losses	488,572
Write off of credit loss	(188,572)
Balance at December 31, 2025	$ 300,000

Due from Clearing Firm:

The Company clears certain of its proprietary and customer transactions through another broker dealer on a fully disclosed basis. The receivables totaling $402,977 consist of commissions owed to the Company, which on December 31, 2025, amounted to $175,477, and a clearing conversion credit associated with the signing of a new clearing agreement in 2025, which on December 31, 2025, amounted to $227,500. The commissions owed are usually paid within seven to ten days following the close of the prior month. The clearing conversion credit is applied quarterly at a rate of $17,500 per quarter.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Due from and to Related Parties:
The Company is involved in significant financing and other transactions and has significant related party balances with affiliates. The receivables from related parties are uncollateralized, but the Company has verified the ability of the related party to repay. The Company considers these related party receivables to be all collectible and accordingly, management believes that an allowance for credit loss is not required. As of December 31, 2025, loans receivable from shareholder amounted to $3,929,590 which was comprised of $3,925,870 in principal plus accrued interest of $3,720. During 2025, receivables from related parties repaid was $2,189,498 consisting of $146,932 for interest accrued as of the date of the payment and $2,042,566 towards the outstanding loan principal balance. The stated interest rate is 0.91%. These notes are not collateralized and do not have a specified repayment term. While the notes are subject to extended repayment terms, the related parties can repay the notes on demand. These notes receivable are considered fully collectable based on managements' assessment of the related parties' financial condition and their historical repayment patterns. As of December 31, 2025, the Company has a due-to balance of $2,347,846 in favor of IB Capital LLC. The Company paid IB Capital LLC $1,691,596 in January 2026.

Other Receivable Net of Allowance for Credit Losses:
The Company had other receivables as of December 31, 2025, totaling $151,800. The balance was comprised of $68,071 in unpaid and accrued US Treasury interest receivable on its investments and $75,000 in a forgivable loan and $8,729 in accrued interest to one of its registered representatives, with a remaining term of 2 years and accruing interest at 6% per year.

Income Taxes:
The Company and its subsidiary computes its income taxes on a separate return basis and utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 – *Income Taxes* (ASC 740).

The Company evaluates uncertain tax positions under ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized because of applying the provisions of ASC 740. In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operations. Penalties would be recognized as a component of "General and administrative expenses." The Company has no uncertain tax positions related to tax years that remain subject to examination by relevant tax authorities. As of December 31, 2025, the company has recorded a current tax expense of $354,966 and a deferred tax liability of $96,186.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition:
Revenue from contracts with customers includes commission income and fees from investment banking related to underwriting and consulting income. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue is measured based on performance obligations and the consideration specified in a contract with a customer.

The Company recognizes revenue at the point in time that it satisfies a performance obligation by transferring control over goods or service to a customer. The Company's revenues include:

a. Commissions
b. Underwriting income
c. Consulting income

Commission:
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. On December 31, 2025, the receivable from our clearing firm, which is recorded under Due from clearing firm on the consolidated statement of financial condition balance was $175,477.

Underwriting Income
These services include being engaged to provide underwriting services on behalf of the issuer of securities as the lead underwriter or as part of a syndicate of underwriters. The Company recognizes revenue on trade date, which is the date on which the Company purchases the securities. It is at this time that the performance obligations of the offering, as described in the engagement letter or underwriting invitation, has been completed. The Company underwrites securities for business entities that want to raise funds through a sale of securities, and those Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter as clearly indicated in the Registration filing. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Consulting income:
The Company recognizes revenue in accordance with FASB ASC 606, Revenue from Contracts with Customers. Consulting revenues are primarily derived from investment banking activities, including advisory services related to business combinations, mergers and acquisitions, and capital raising transactions.

The Company's contracts with customers typically include a combination of non-refundable retainers, milestone-based fees, and success-based fees. The Company evaluates each arrangement to identify its performance obligations and determine the appropriate timing of revenue recognition.

Success-based fees, which represent a significant portion of the Company's revenues, are contingent upon the closing of a transaction. These fees are generally recognized at a point in time upon consummation of the underlying transaction, as this represents the point at which the Company's performance obligation is satisfied and the fee becomes fixed or determinable. Due to the contingent nature of these arrangements, revenue is constrained until the closing event occurs, as it is not probable that a significant reversal of revenue would not occur prior to that time.

Non-refundable retainers and upfront fees are assessed to determine whether they represent payment for distinct services or an advance payment for a single performance obligation. In most cases, such retainers do not represent a separate performance obligation but rather constitute advance payments for advisory services that culminate in a transaction. Accordingly, these amounts are deferred and recognized as revenue upon completion of the related performance obligation, typically at the closing of the transaction. To the extent a contract is terminated prior to completion, the Company recognizes revenue for any amounts that are non-refundable and for which no further performance obligations remain.

Milestone-based fees, if any, are evaluated to determine whether the associated milestones represent distinct performance obligations or form part of a single combined performance obligation. Revenue associated with such fees is recognized when the applicable milestone is achieved, provided that the Company has satisfied its performance obligation and the consideration is no longer constrained.

The Company applies significant judgment in evaluating the timing of revenue recognition, including the identification of performance obligations, the assessment of variable consideration and related constraints, and the determination of when control of the promised services transfers to the customer. These judgments are particularly relevant given the transaction-based and contingent nature of the Company's investment banking activities.

This policy is consistent with the Company's internal reporting and control framework and reflects the economic substance of its advisory arrangements, as typically evaluated in broker-dealer audits conducted pursuant to Rule 17a-5.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases:
The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee on two non-cancellable operating leases for its Connecticut and Florida offices. The leases expire in April 2028 and March 2027, respectively. The annual cost of the Connecticut lease is approximately $32,000 and the Florida lease is approximately $130,000. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a right of use (ROU) asset and a lease liability at the commencement date of the lease and uses the present value of lease payments using the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate to calculate the right-of-use asset and lease liability at the inception of the lease and recognizes lease cost for lease payments on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and does not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

ROU assets are periodically evaluated for impairment, and no impairment was deemed necessary during the year ended December 31, 2025.

Equity Method of accounting for equity investments:
ASC 323 Investments — Equity Method and Joint Ventures provides guidance on the criteria for determining whether you have an investment that qualifies for the equity method of accounting and how to account for the investment under US GAAP. The equity method is an appropriate means of recognizing increases or decreases measured by generally accepted accounting principles (GAAP) in the economic resources underlying the investments. Furthermore, the equity method of accounting more closely meets the objectives of accrual accounting than does the cost method because the investor recognizes its share of the earnings and losses of the investee in the periods in which they are reflected in the accounts of the investee. The investor then has a degree of responsibility for the return on its investment, and it is appropriate to include in the results of operations of the investor its share of the earnings or losses of the investee. Influence tends to be more effective as the investor's percentage of ownership in the voting stock of the investee increases. Investments of non-voting stock or relatively small percentages of voting stock of an investee tend to be passive in nature and enable the investor to have little or no influence on the operations of the investee. The Company has an investment in IB Direct, LLC. which is the holding company of I-Bankers Direct, LLC., and IBD Wealth Management LLC. in which it uses the equity method for its investment.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING GUIDANCE RECENTLY ADOPTED

Income Taxes ASU 2023-09 - In December 2023, the ASU 2023-09 was issued to enhance the transparency and decision usefulness of income tax disclosures, primarily through expanded requirements for rate reconciliation and income taxes paid.

The Company adopted ASU 2023-09 effective January 1, 2025. The adoption did not have an impact on the Company's financial position, results of operations, or cash flows, as the guidance is disclosure-only in nature. The Company has updated its income tax disclosures in the accompanying financial statements to comply with the new requirements, including enhanced rate reconciliation and disaggregation of income taxes paid, where applicable.

NOTE C – PROPERTY AND EQUIPMENT, NET

The following table sets forth the components of the Company's property and equipment as of December 31, 2025.

	Cost	Method	Life
Computers and Equipment	$ 27,637	Straight Line	3 Years
Furniture	12,352	Straight Line	7 Years
Boat	3,197,161	Straight Line	10 Years
Total	$ 3,237,150		
Accumulated Depreciation	998,922		
Property and equipment, net	$ 2,238,228		

For the year ended December 31, 2025, the Company recorded depreciation and amortization expense of $317,986.

NOTE D - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $5,044,070 which was $4,795,036 in excess of its required net capital of $249,034. The aggregate indebtedness ratio was 0.74 to 1.

NOTE E – CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets if the Company ceases doing business with the clearing broker before the natural contract expiration. Amounts payable to its clearing organization as of December 31, 2025, consists of clearing firm expenses for December 2025 activity in addition to an amount payable to the clearing broker dealer as of December 31, 2025, which consists of margin debt collateralized by securities owned.

As of December 31, 2025, the balance payable to the clearing firm was $207,494 and the amount due from the clearing firm was $402,977, per the consolidated statement of financial condition.

NOTE F – CONTINGENCIES

In accordance with US GAAP, when necessary, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a given matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and appropriate adjustments are made when necessary.

In making these decisions, management bases its judgments on its knowledge of the situation, consultation with legal counsel and its historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. Management has evaluated all known and potential claims and contingencies and have concluded that there are no matters that require inclusion in or adjustment to the financial statements.

NOTE G – RELATED PARTY TRANSACTIONS

Transactions with related parties are measured on the basis of the amounts agreed to by the parties. Because of the related party relationship, the terms and conditions of these transactions may differ from those that would have been obtained from transactions with independent third parties.

The Company receives and provides services to IB Capital LLC, an entity that is related through common ownership (the Affiliate). The total amount of revenue for the year ended December 31, 2025, related to services provided by the Company to the Affiliate was $276,277 as follows: services offered under a Transfer Pricing agreement for $32,123, consulting service provided for under a revenue sharing agreement for $218,750 and an expense sharing agreement under which services were provided by the Company to the affiliate totaling $25,404. The Affiliate also provided services to the Company related to the investment banking advisory agreements of the Company with its corporate clientele and through revenue and commission sharing agreements that the Company has with the Affiliate. Consulting services provided by the Affiliate under a revenue sharing agreement totaled $3,139,239 and commissions shared with the affiliate under a revenue sharing agreement totaled $2,557,875. Transactions with related parties are measured on the basis of the amounts agreed to by the parties. Because of the related party relationship, the terms and conditions of these transactions may differ from those that would have been obtained from transactions with independent third parties.

NOTE H – FAIR VALUE MEASUREMENTS

US GAAP and FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three broad levels: Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities; Level 2 – Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs are the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company; Level 3 – Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

NOTE H – FAIR VALUE MEASUREMENTS (CONTINUED)

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

- U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.
- Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.
- Derivative Contracts. Derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.
- Private Placement Units and Representative Shares. Private placement units typically include restricted equity securities or convertible instruments issued by privately held entities. The fair value of these investments is determined using recent transaction prices, adjusted for factors such as the time elapsed since the transaction, changes in market or company-specific conditions, and any known significant events or developments. They are categorized in level 3 of the fair value hierarchy.
- Private Companies. Investments in private operating companies are generally valued using a market approach. The market approach utilizes pricing multiples derived from comparable public companies or recent market transactions. They are categorized in level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Asset	Level 1	Level 2	Level 3	Total
Securities Owned				
US Government debt	$4,406,551	$ -	$ -	$4,406,551
Exchange traded equities	2,389,742	-	-	2,389,742
Warrants & rights	-	159,126	-	159,126
Private investment	-	-	5,476,000	5,476,000
Restricted exchange traded equities	4,769,338	-	-	4,769,338
Total	$11,565,631	$159,126	$5,476,000	$17,200,757

Liabilities	Level 1	Level 2	Level 3	Total
Securities Sold, Not Yet Purchased				
Exchange traded equities	$ 41,605	$ -	$ -	$ 41,605

For the year ended December 31, 2025, the Company reported gain from proprietary trading of $8,174,055 which consisted of realized losses of $2,049,437 and unrealized gains of $10,223,492.

NOTE H – FAIR VALUE MEASUREMENTS (CONTINUED)

On December 31, 2025, private securities consisted of shares held by the Company in several businesses. The following table provides a reconciliation between the beginning and ending balance of assets measured at fair value on a recurring basis that used significant unobservable inputs (Level 3):

Level 3 Assets at Fair Value, at January 1, 2025	$	5,476,000
Non-Cash Purchase		575,000
Transfers into (out of) Level 3		-
Unrealized gain (loss)		3,671,000
Realized gain (loss)		(4,246,000)
Level 3 Assets at Fair Value, at December 31, 2025	$	5,476,000

The following table provides information on the valuation techniques for each major category of assets measured at fair value on a recurring basis with a significant Level 3 balance.

	Fair Value at December 31, 2025	Valuation Technique(s)	Significant Unobservable Input(s): Uncertaint of the Fair Value to Changes in the Unobservable Inputs	Range
Assets				
Private equity	$ 5,476,000	Market approach	Transaction price of Class B units sold	$4.42
Special Purpose Vehicle Private Placement Units	-	Income approach	Discounted Cash Flow	-

NOTE I – LEASES

Operating Leases

The Company leases certain office space and equipment under various operating leases. In addition to rent, the Company pays for taxes, insurance, maintenance, and other operating expenses. The Company recognized lease cost for lease payments on a straight-line basis over the term of the lease, excluding renewal periods, unless renewal of the lease is reasonably assured.

The following summarizes the line items in the balance sheet which includes amounts for operating leases as of December 31, 2025:

Operating lease right-of-use asset, net of accumulated amortization of $147,341	$159,005
Operating lease liability	$165,693

NOTE I – LEASES (CONTINUED)

The components of lease expense reflected on the statement of income as a component of occupancy expense were as follows:

Fixed operating lease costs:	$ 107,754
Variable lease costs:	$ 61,414
Total occupancy costs:	$ 169,168

For the year ended December 31, 2025, total lease payments amounted to $102,940.

As all existing leases are classified as operating leases under the new standard, the Company has determined that the identified operating leases did not contain non-lease components and required no further allocation of the total lease cost. Additionally, the agreements in place did not contain information to determine the rate implicit in the leases, so the Company used its incremental borrowing rate as the discount rate. The Company's weighted average discount rate is 4.3% and the weighted average remaining lease term is approximately 21 months.

Maturities of lease liabilities as of December 31, 2025, were as follows:

2026	$ 108,547
2027	52,325
2028	11,510
Total minimum lease payments	$ 172,382
Amounts representing interest not yet incurred	(6,689)
Present value of lease obligations	$ 165,693

NOTE J – EQUITY METHOD INVESTMENTS

The Company accounts for investments in companies where it does not exercise control and whose results are not consolidated under the equity method. Significant influence is generally considered to exist when our ownership interest in the voting stock of the investee is within quantitative guidance, although other factors, such as representation on the investee's board of directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the investments are initially recorded at cost and subsequently adjusted by the Company's proportionate share of the investee's net income or losses and any dividend distributions.

NOTE J – EQUITY METHOD INVESTMENTS (CONTINUED)

We record contributions and distributions as an increase or decrease in the carrying value of the investment, respectively. When the Company's interest in an equity method investment company is reduced to zero, the Company records no further losses in its Consolidated Statement of Income unless the Company has an outstanding guarantee obligation or has committed additional funding to such equity method investment company. When such equity method investment company subsequently report income, the Company will not record its share of such income until it exceeds the amount of the Company's share of losses not previously recognized.

The Company also evaluates the equity method investments for potential impairment whenever events or changes in circumstances indicate that there is other than a temporary decline in value of the investment. Such events include, but are not limited to, sustained operating losses by the investee or long-term negative changes in the investee's industry and sales of ownership interests at prices below our carrying value of our investment. No impairment charges were recorded in relation to the equity method investments during the year ended December 31, 2025.

The Company uses the equity method of accounting for its investment in IB Direct, LLC, and it is related to the Company through common ownership. The Company owns 67.91% of the investee's outstanding shares but the bases in all other investors has been depleted, and the Company has made 100% of the capital contributions since, to sustain operations. The Company's investment is represented by Class C non-voting shares. The following table represents the roll forward of the Company's equity investment in the investee:

Year Ended	Beginning Investment at Equity Method	Capital Contribution	Equity in Net Income / (Loss)	Ending Investment at Equity Method
December 31, 2025	$ 195,080	$ 60,000	$ -	$ 255,080

Investment at Equity Method as of December 31, 2025, amounted to $255,080 as reported on the statement of financial condition. IB Direct, LLC had total assets of $845,430 and total liabilities of $590,214. For the year ended December 31, 2025, IB Direct had no profit or loss from operations and received $60,000 in contributions from the Company to continue covering its operational costs accrued in prior years.

NOTE K – INCOME TAXES

The provision for (benefit from) income taxes is as follows:		**2025**
Current:		
Federal	$	338,669
State and local		16,297
Total current tax benefit	$	354,966
Deferred:		
Federal	$	96,186
State and local		-
Total deferred tax expense		96,186
Total provision for (benefit from) income taxes	$	451,152

The components of the Company's net deferred tax assets (liabilities) are as follows:

Deferred tax assets		
Fixed assets		160,746
Accrued professional fees		13,034
Allowance for doubtful accounts		63,000
Valuation allowance		-
Deferred tax assets		236,780
Deferred tax liabilities		
Unrealized loss	$	(314,319)
Investment in partnerships		(18,647)
Valuation allowance		-
Deferred tax liabilities		(332,966)
Net deferred tax liability	$	**(96,186)**

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax is as follows:

Statutory federal income tax rate	21.00%
State taxes	0.40%
Permanent differences	3.47%
Prior year true up	0.06%
Valuation allowance	-10.95%
Effective tax rate	13.98%

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in management's judgment, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

NOTE K – INCOME TAXES (CONTINUED)

For the year ended December 31, 2025, the Company's effective income tax rate differed from the U.S. federal statutory rate of 21% primarily due to the impact of state and local income taxes, net of federal benefit, nondeductible expenses, and other permanent differences. Discrete items and changes in valuation allowances, if any, are recognized in the period in which they occur and may impact the effective tax rate. In accordance with ASU 2023-09 and FASB ASC 740-10-50-10B, the Company provides information regarding the primary drivers of differences between the statutory and effective tax rates. Reconciling items are evaluated based on both quantitative and qualitative factors.

Individual reconciling items that represent 5% or more of the amount computed by applying the statutory federal income tax rate to pre-tax income are separately disclosed, while items below this threshold are aggregated and presented as "other," as appropriate. The Company has identified state and local income taxes and certain permanent differences as the primary reconciling items meeting this threshold for the year ended December 31, 2025.

The Company's income tax provision reflects taxes payable for the current year and the change during the year in deferred tax assets and liabilities. Cash taxes paid are primarily attributable to U.S. federal and state taxing jurisdictions. For the year ended December 31, 2025, income taxes paid to U.S. federal authorities and to various state and local jurisdictions are disclosed separately when material, with amounts paid to individual jurisdictions representing 5% or more of total income taxes paid presented separately, and amounts below this threshold aggregated.

The Company files income tax returns in the United States federal jurisdiction and in various state jurisdictions and remains subject to examination by taxing authorities for the years 2023 through 2025.

This disclosure is intended to comply with the enhanced transparency requirements of ASU 2023-09 and is consistent with the presentation expectations for audited financial statements filed pursuant to Rule 17a-5.

As of December 31, 2025, the company had no net operating loss carryforward.

NOTE L – CONCENTRATIONS

Bank balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The amount above federally insured limits in all accounts totaled approximately $202,149 at December 31, 2025.

NOTE M – RETIREMENT PLANS

Cash Balance Plan

The Company formerly sponsored the IBS Holding Corporation Cash Balance Plan ("Cash Balance Plan"). The Cash Balance Plan was a defined benefit plan which covered substantially all employees of the Company who met the years of employment and hours worked per year requirement. Qualified Participants' (other than Owner Participants) received a contribution credit of 3% of their plan compensation as defined by the plan after the end of each plan year. A participants' cash balance, as computed at the end of the plan year, provided for an annual interest credit of 5% and all contributions were subject to three-year cliff vesting.

In November 2024, the Company filed a Standard Termination Notice Single-Employer Plan Termination pertaining to the Cash Balance Plan and received approval in June 2025. Shortly thereafter, all funds were distributed to plan participants.

For the year ended December 31, 2025, the Company's made no contribution to the Cash Balance Plan.

Profit Sharing Plan

The Company participates in a defined contribution profit-sharing plan (the "Plan"). The Company maintains the Plan and the expense is allocated to the Company by a formula determined by management. The Plan provides for profit-sharing contributions for all employees who are employed by the Company on the last day of the plan year, have attained 21 years of age and who have completed one thousand hours of service within the plan year. The profit-sharing contribution percentage is determined at the discretion of senior management and is based on each participating employees' total compensation for the measurement year. Plan contributions are based on the compensation of the participants and all contributions are subject to a six-year graded vesting. For the year ended December 31, 2025, the Company's accrued a contribution to the profit-sharing plan for $81,219. These amounts are included in employee compensation and benefits in the consolidated statement of income.

NOTE N – SUBSEQUENT EVENTS

Subsequent events were evaluated through April 15, 2026, the date which the consolidated financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2025.

SUPPLEMENTAL SCHEDULE I

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2025

Total Ownership Equity	$	24,521,721
Non-Allowable Assets		
Deposit with clearing organization		100,000
Accounts receivable and other receivables		1,402,779
Due from clearing firm		227,500
Financial instruments owned, at fair value		10,245,338
Investment in related entity - equity method		2,493,093
Property and equipment, net		215
Receivables - related parties		3,929,590
Prepaid expenses and other assets		331,180
Total non-allowable assets		18,729,695
Net Capital before Security Haircuts		5,792,026
Security Haircuts (including Undue Concentration)		747,956
Net Capital, as adjusted		$5,044,070
Required Net Capital		249,034
Excess Net Capital		$4,795,036
Aggregate Indebtedness per financial statements		$3,735,502
AI Allowance for contingent liabilities		-
Total Aggregate Indebtedness		$3,735,502
Aggregate indebtedness to Net Capital		0.74 : 1

Reconciliation with Company's computation
(included in FOCUS Part II of Form X-17A-5 as of December 31, 2025)

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	5,668,363
Audited adjustments to record:		
Net audit adjustments		(624,293)
Net capital per the preceding (as per the amended FOCUS Part II)	$	5,044,070

SUPPLEMENTAL SCHEDULE I (CONTINUED)
IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
RECONCILIATION OF FORM X-17A-5 PART II FILING TO
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS	2025	Subsidiary excluded and eliminations	I-Bankers Securities, Inc stand-alone Form X-17A-5 Part II filing
Cash and cash equivalents	$ 2,527,660.00	$ -	$ 2,527,660.00
Deposit with clearing organization	150,000	-	150,000
Accounts receivable	1,319,051	-	1,319,051
Due from Clearing Firm	402,977	-	402,977
Due from related parties	3,929,590	528,787	4,458,377
Financial instruments owned, at fair value 5	17,200,757	-	17,200,757
Other receivables	151,800	-	151,800
Investment in related entities –equity method	255,080	1,709,226	1,964,306
Property and equipment, net	2,238,228	(2,238,013)	215
Operating right of use asset	159,005	-	159,005
Prepaid expenses and other assets	331,178	-	331,178
Total Assets	$ 28,665,326	$ -	$ 28,665,326

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 942,296	$ -	$ 942,296
Payable to clearing firm	207,494	-	207,494
Securities Sold, Not Yet Purchased, at fair value	41,605	-	41,605
Due to related party	2,347,846	-	2,347,846
Operating lease liability	165,693	-	165,693
Deferred tax liability	96,186	-	96,186
Income taxes payable	342,485	-	342,485
Total Liabilities	4,143,605	-	4,143,605

Stockholders' Equity

Common stock, 100,000 shares of $.01 par value			
Authorized, 53,000 shares issued and outstanding	530	-	530
Additional paid in capital	933,206	-	933,206
Less: Treasury Stock	(320,000)	-	(320,000)
Retained Earnings	23,907,985	-	23,907,985
Total Stockholder's Equity	24,521,721	-	24,521,721
Total Liabilities and Stockholder's equity	$ 28,665,326	$ -	$ 28,665,326

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

Other business activities contemplated by Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 – No information to report.

The Entity claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3 for these business lines.

SCHEDULE III
INFORMATION RELATING TO
THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

Other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 – No information to report.

The Entity claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession or control requirements of Rule 15c3-3 for these business lines.



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM ON APPLYING AGREED-UPON PROCEDURES**

To the Board of Directors and Stockholders of
IBS Holding Corporation:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of
1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are
enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year
ended December 31, 2025. Management of IBS Holding Corporation, (the "Company") is responsible for
its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are
appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's
compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025.
Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for
their intended purpose. This report may not be suitable for any other purpose. The procedures performed
may not address all the items of interest to a user of this report and may not meet the needs of all users
of this report and, as such, users are responsible for determining whether the procedures performed are
appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those
parties specified in this report. Consequently, we make no representation regarding the sufficiency of the
procedures described below either for the purpose for which this report has been requested or for any
other purpose. The procedures we performed, and our findings are as follows:

1) Traced and compared the listed assessment payments in Form SIPC-7 with respective cash
   disbursement records entries, noting no differences;

2) Traced and compared the Total Revenue amounts reported on the Annual Audited Report Form X-
   17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form
   SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Traced and compared any adjustments reported in Form SIPC-7 with supporting schedules and related
   schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related
   schedules and working papers supporting the adjustments, noting no differences; and

5) Traced and compared the amount of any overpayment applied to the current assessment with the
   Form SIPC-7 on which it was originally computed noting no differences.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

To the Board of Directors and Stockholders of
IBS Holding Corporation
Page 2

We were engaged by the Company to perform these agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Driven, PSC

Driven, P.S.C.

License No. 329 Expires December 1, 2027

Guaynabo, Puerto Rico

April 15, 2026



DPSC329-1862
IBS HOLDING CORPORATION

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME IBS HOLDING CORPORATION

SEC No. 8-49385

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 17,751,856.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 17,751,856.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 243,374.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.	$ 6,187,060.00	
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income — $ 36,004.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 36,004.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 6,466,438.00
7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 11,285,418.00

Page 1

32

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 16,928.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-7 or 7A		$ 19,965.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Overpayment(s) applied on all 2025 SIPC-7 and 7A(s)	$ 0.00		
c	Any other overpayments applied	$ 0.00		
d	All payments applied for 2025 SIPC-6 and 6A(s)	$ 1,374.00		
e	All payments applied for 2025 SIPC-7 and 7A(s)	$ 18,591.00		
f	Add lines 11a through 11e		$ 19,965.00	
12	**LESSER** of line 10 or 11f.			$ 19,965.00
13 a	Amount from line 8		$ 16,928.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 19,965.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			($ 3,037.00)
14	Interest (see instructions) for 44 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16	Overpayment/credit carried forward (if applicable)			($ 3,037.00)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-49385	DEA: FINRA	2025	Dec

MEMBER NAME IBS HOLDING CORPORATION
MAILING ADDRESS 1200 N FEDERAL HWY STE 215
BOCA RATON, FL 33432

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

IBS HOLDING CORPORATION	Alan Levin
(Name of SIPC Member)	(Authorized Signatory)
4/15/2026	alan@ibsgroup.net
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
Reconciliation of FOCUS Part IIA Revenues to
SIPC-7A Revenues
For the Year Ended December 31, 2025

Total Audited Revenues	$	17,751,856
Deductions per SIPC-7A		6,466,438
Total Revenues per SIPC-7A		11,285,418
Amount due per general assessment @.0015	$	16,928
Amounts Paid to SIPC		Amount
SIPC 6	$	1,374
SIPC-7		6,241
SIPC-7A		12,350
Total amount paid	$	19,965
Reconciled Underpayment / (Overpayment)	$	(3,037)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
IBS Holding Corporation:

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which (1) IBS Holding Corporation (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2(ii) exemption provision and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: proprietary trading; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and financing opportunities for clients, placement fees, underwriting, and advisory services; and commission sharing. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

To the Board of Directors and Stockholders of
IBS Holding Corporation
Page 2

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Driven, P.S.C.

License No. 329 Expires December 1, 2027

Guaynabo, Puerto Rico

April 15, 2026

 

DPSC329-1861
IBS HOLDING CORPORATION



MANAGEMENT EXEMPTION REPORT

IBS Holding Corporation (dba I-Bankers Securities Inc.), (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; (2) receiving transaction-based compensation for identifying potential merger and acquisition and financing opportunities for clients, placement fees, underwriting, advisory services and commission sharing. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

IBS Holding Corporation dba I-Bankers Securities, Inc.

I, Alan B. Levin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Alan B. Levin

By: Alan B. Levin
Chief Financial Officer
April 15, 2026